# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SMX (Security Matters) Public Ltd Co, CIK 0001940674
CUSIP: G8267K182
Title of class of securities: Ordinary Shares, $0.00000000000312817946 par value per share
Address of issuer's principal executive offices: MESPIL BUSINESS CENTRE, MESPIL HOUSE, SUSSEX ROAD, DUBLIN 4, Ireland (L2), D04 T4A6
Date of event which requires filing of this statement: 10/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002004781

## Reporting persons
- Abri Advisors Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); sole voting power 250,000; shared voting power 0; sole dispositive power 250,000; shared dispositive power 0; aggregate amount beneficially owned 250,000 (8.98% of the class)
  Comment: (1) The 250,000 ordinary shares referenced herein are held of record by Abri Advisors Ltd. Abri Advisors Ltd. is beneficially owned and controlled by Jeffrey Tirman. In such capacity, Mr. Tirman exercises sole voting and investment power over the ordinary shares of the issuer held by Abri Advisors Ltd.
  
  (2) The percent of class reported in Row 11 is based on an aggregate of 2,782,686 ordinary shares of the issuer issued and outstanding as of November 9, 2025
- Jeffrey Tirman: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); sole voting power 250,000; shared voting power 0; sole dispositive power 250,000; shared dispositive power 0; aggregate amount beneficially owned 250,000 (8.98% of the class)
  Comment: (1) The 250,000 ordinary shares referenced herein are held of record by Abri Advisors Ltd. Abri Advisors Ltd. is beneficially owned and controlled by Jeffrey Tirman. In such capacity, Mr. Tirman exercises sole voting and investment power over the ordinary shares of the issuer held by Abri Advisors Ltd.
  
  (2) The percent of class reported in Row 11 is based on an aggregate of 2,782,686 ordinary shares of the issuer issued and outstanding as of November 9, 2025.

## Item 1. Issuer
Name of issuer: SMX (Security Matters) Public Ltd Co
Address of issuer's principal executive offices: MESPIL BUSINESS CENTRE, MESPIL HOUSE SUSSEX ROAD DUBLIN 4 L2 D04 T4A6

## Item 2. Person Filing
Name of person filing:
This Amendment No. 1 to Schedule 13G/A is being jointly filed by Abri Advisors Ltd., a Bermuda company ("Abri Advisors"), and Jeffrey Tirman ("Mr. Tirman" and, together with Abri Advisors, the "Reporting Persons").

Abri Advisors is beneficially owned and controlled by Mr. Tirman. In such capacity, Mr. Tirman exercises sole voting and investment power over the ordinary shares of the issuer held by Abri Advisors.
Address of principal business office or, if none, residence:
Abri Advisors, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

Jeffrey Tirman
c/o Abri Advisors, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda
Citizenship: Abri Advisors is a Bermuda company. Mr. Tirman is a citizen of Switzerland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to row 11 of the cover page for each Reporting Person.
Percent of class: See the response to row 13 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: 250,000 shares.
Shared power to vote or to direct the vote: 0 shares.
Sole power to dispose or to direct the disposition: 250,000 shares.
Shared power to dispose or to direct the disposition: 0 shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Abri Advisors Ltd: /s/ Jeffrey Tirman, President (11/13/2025)
- Abri Advisors Ltd: /s/ Jeffrey Tirman, Jeffrey Tirman (11/13/2025)
- Jeffrey Tirman: /s/ Jeffrey Tirman, President (11/13/2025)
- Jeffrey Tirman: /s/ Jeffrey Tirman, Jeffrey Tirman (11/13/2025)